# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOVAVAX, INC., CIK 0001000694
CUSIP: 670002401
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 21 FIRSTFIELD ROAD, GAITHERSBURG, Maryland (MD), 20878
Date of event which requires filing of this statement: 10/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001383838

## Reporting persons
- Shah Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 10,543,476; sole dispositive power 0; shared dispositive power 10,543,476; aggregate amount beneficially owned 10,543,476 (6.39% of the class)
- Shah Capital Fund LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,230,000; sole dispositive power 0; shared dispositive power 6,230,000; aggregate amount beneficially owned 6,230,000 (3.78% of the class)
- Himanshu H. Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 113,488; shared voting power 10,543,476; sole dispositive power 113,488; shared dispositive power 10,543,476; aggregate amount beneficially owned 10,656,964 (6.46% of the class)

## Item 1. Issuer
Name of issuer: NOVAVAX, INC.
Address of issuer's principal executive offices: 21 FIRSTFIELD ROAD, GAITHERSBURG, MD, 20878

## Item 2. Person Filing
Name of person filing:
(i) Shah Capital Management, Inc. ("Shah Capital"), a North Carolina corporation, who serves as the investment adviser to Shah Capital Fund (as defined below);

(ii) Shah Capital Fund ("Shah Fund"), a Delaware limited liability company; and

(iii) Himanshu H. Shah ("Mr. Shah"), who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Fund and Mr. Shah are referred to collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address of the principal business and principal office of each of the Reporting Persons is:

2301 Sugar Bush Road, Suite 510
Raleigh, North Carolina 27612
Citizenship:
Shah Capital is a North Carolina corporation.
Shah Fund is a Delaware limited liability company.
Mr. Shah is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
(i) Shah Capital: 10,543,476
(ii) Shah Fund: 6,230,000
(iii) Mr. Shah: 10,656,964
Percent of class:
(i) Shah Capital: 6.39%
(ii) Shah Fund: 3.78%
(iii) Mr. Shah: 6.46%
Sole power to vote or to direct the vote:
(i) Shah Capital: 0
(ii) Shah Fund: 0
(ii) Mr. Shah: 113,488
Shared power to vote or to direct the vote:
(i) Shah Capital: 10,543,476
(ii) Shah Fund: 6,230,000
(ii) Mr. Shah: 10,543,476
Sole power to dispose or to direct the disposition:
(i) Shah Capital: 0
(ii) Shah Fund: 0
(ii) Mr. Shah: 113,488
Shared power to dispose or to direct the disposition:
(i) Shah Capital: 10,543,476
(ii) Shah Fund: 6,230,000
(ii) Mr. Shah: 10,543,476

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (10/16/2026)
- Shah Capital Fund LLC: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (10/16/2026)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (10/16/2026)